UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SCORPIO BULKERS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y7546A106

(CUSIP Number)

Paul Friedman

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-3990

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y7546A106	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 (1)
	6.	SHARED VOTING POWER 9,924,606 (1)
	7.	SOLE DISPOSITIVE POWER 0 (1)
	8.	SHARED DISPOSITIVE POWER 9,924,606 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,924,606 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IA

(1)	Rows 5-9 of this Cover Page represent the number of shares of Common Stock (as defined herein) beneficially owned by BlueMountain Capital Management, LLC as of September 8, 2014. As of December 31, 2013, BlueMountain Capital Management, LLC owned 9,938,000 shares of Common Stock.
(2)	The percentage set forth in Row 11 of this Cover Page is based on the Issuer’s (as defined herein) 140,247,301 shares of Common Stock outstanding as of June 30, 2014, as reported on the Issuer’s press release dated July 30, 2014 attached as Exhibit 99.1 to the Issuer’s report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2014. As of December 31, 2013, BlueMountain Capital Management, LLC beneficially owned 7.4% of the Common Stock based on the Issuer’s 133,403,931 shares of Common Stock outstanding as of December 31, 2013, as reported on the Issuer’s Form 20-F filed with the SEC on April 2, 2014.

CUSIP No. Y7546A106	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer

Scorpio Bulkers Inc.

(b)	Address of Issuer’s principal executive offices

9, Boulevard Charles III

MC 98000 Monaco

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed on behalf of BlueMountain Capital Management, LLC (“BMCM” or the “Reporting Person”), with respect to the shares of Common Stock, $0.01 par value per share (the “Common Stock”) of Scorpio Bulkers Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”).

BMCM acts as investment manager to, and exercises investment discretion with respect to the Common Stock directly owned by, the following entities:

(i)	Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“BMCA”), with respect to the 5,873,877 shares of Common Stock directly owned by it as of December 31, 2013 and with respect to the 5,799,667 shares of Common Stock directly owned by it as of September 8, 2014;

(ii)	BlueMountain Distressed Fund Ltd., a Cayman Islands exempted limited company, with respect to the 333,335 shares of Common Stock directly owned by it as of December 31, 2013 and with respect to the 264,390 shares of Common Stock directly owned by it as of September 8, 2014;

(iii)	BlueMountain Guadalupe Peak Fund L.P., a Delaware limited partnership (“BMGP”), with respect to the 0 shares of Common Stock directly owned by it as of December 31, 2013 and with respect to the 294,399 shares of Common Stock directly owned by it as of September 8, 2014;

(i)	BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable capital organized as a specialized investment fund in the form of a corporate partnership limited by shares under the laws of Luxembourg, with respect to the 1,636,368 shares of Common Stock directly owned by it as of December 31, 2013 and with respect to the 1,164,569 shares of Common Stock directly owned by it as of September 8, 2014;

(ii)	BlueMountain Kicking Horse Fund L.P., a Cayman Islands exempted limited partnership (“BMKH”), with respect to the 292,931 shares of Common Stock directly owned by it as of December 31, 2013 and with respect to the 225,706 shares of Common Stock directly owned by it as of September 8, 2014;

(iii)	BlueMountain Long/Short Credit Fund Ltd., a Cayman Islands exempted limited company, with respect to the 1,437,852 shares of Common Stock directly owned by it as of December 31, 2013 and with respect to the 1,246,290 shares of Common Stock directly owned by it as of September 8, 2014;

(iv)	BlueMountain Strategic Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“BMSC,” and together with BMCA, BMGP and BMKH, the “Partnerships”), with respect to the 0 shares of Common Stock directly owned by it as of December 31, 2013 and with respect to the 383,468 shares of Common Stock directly owned by it as of September 8, 2014;

(v)	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company, with respect to the 363,637 shares of Common Stock directly owned by it as of December 31, 2013 and with respect to the 353,279 shares of Common Stock directly owned by it as of September 8, 2014; and

CUSIP No. Y7546A106	13G	Page 4 of 6 Pages

(vi)	BlueMountain Long/Short Credit & Distressed Reflection Fund, a sub fund of AAI BlueMountain Fund PLC, an Irish open-ended umbrella fund investment company incorporated as a public limited company with variable capital and with segregated liability between its sub-funds, with respect to the 0 shares of Common Stock directly owned by it as of December 31, 2013 and with respect to the 192,838 shares of Common Stock directly owned by it as of September 8, 2014.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purpose of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(b)	Address or principal business office or, if none, residence

280 Park Avenue, 12th Floor, New York, New York 10017

(c)	Citizenship

See Row 4 of the Cover Page.

(d)	Title of class of securities

Common Stock, par value $0.01 per share

(e)	CUSIP No.

Y7546A106

Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.     Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the Cover Page and is incorporated herein by reference.

The Reporting Person expressly declares that this filing shall not be construed as an admission that it is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

Item 5.     Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.     Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

CUSIP No. Y7546A106	13G	Page 5 of 6 Pages

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10.     Certification.

Not applicable.

CUSIP No. Y7546A106	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: September 12, 2014

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer